UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               THERAVANCE, INC.
                               ----------------
                               (Name of Issuer)


                   Common Stock, $0.01 par value per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  88338T104
                                  ---------
                                (CUSIP Number)


                              December 31, 2007
                              -----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                            [ ]   Rule 13d-1(b)

                            [X]   Rule 13d-1(c)

                            [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages
                            Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: 88338T104                                           Page 2 of 9 Pages

.................................................................................
1.        Names of Reporting Persons.

          CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

          I.R.S. Identification Nos. of above persons (entities only):
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization                    Maryland
.................................................................................
Number of             5.       Sole Voting Power                  0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                4,208,842
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power             0
Person With           ..........................................................
                      8.       Shared Dispositive Power           4,208,842
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,208,842
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.2% based on 51,505,987 Shares outstanding as of October 31, 2007
.................................................................................
12.       Type of Reporting Person:

          CO
.................................................................................

                                 SCHEDULE 13G

CUSIP No.: 88338T104                                           Page 3 of 9 Pages

.................................................................................
1.        Names of Reporting Persons.

          MARK D. LERNER

          I.R.S. Identification Nos. of above persons (entities only):
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization         United States of America
.................................................................................
Number of             5.       Sole Voting Power         0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power       4,208,842
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power    0
Person With           ..........................................................
                      8.       Shared Dispositive Power  4,208,842
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,208,842
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.2% based on 51,505,987 Shares outstanding as of October 31, 2007
.................................................................................
12.       Type of Reporting Person:

           HC; IA
.................................................................................

                                 SCHEDULE 13G

CUSIP No.: 88338T104                                           Page 4 of 9 Pages

.................................................................................
1.        Names of Reporting Persons.

          TRACI LERNER

          I.R.S. Identification Nos. of above persons (entities only):
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization          United States of America
.................................................................................
Number of             5.       Sole Voting Power         0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power       4,208,842
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power    0
Person With           ..........................................................
                      8.       Shared Dispositive Power  4,208,842
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,208,842
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.2% based on 51,505,987 Shares outstanding as of October 31, 2007
.................................................................................
12.       Type of Reporting Person:

          HC; IA
.................................................................................

                                                               Page 5 of 9 Pages

Item 1(a).      Name of Issuer:

                Theravance, Inc.  (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                901 Gateway Boulevard, South San Francisco, CA 94080

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)    Chesapeake Partners Management Co., Inc. ("CPMC");

                ii)   Mark D. Lerner ("Mr. Lerner"); and

                iii)  Traci Lerner ("Ms. Lerner").

                This Statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"); and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company ("CPMF"). CPMC serves as investment manager to each of CPLP and CPMF. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPMF.

Item 2(b).      Address of Principal Business Office or, if None, Residence

                The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 2800 Quarry Lake Drive, Suite 300, Baltimore, Maryland 21209.

Item 2(c).      Citizenship:

                i)   CPMC is a Maryland corporation;

                ii)  Mr. Lerner is a citizen of the United States of America;
                     and

                iii) Ms. Lerner is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).      CUSIP Number:

                88338T104

Item 3. If This Statement is Filed Pursuan to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

                                                               Page 6 of 9 Pages

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of December 31, 2007, the Reporting Persons may be deemed to be the beneficial owner of 4,208,842 Shares. This amount consists of (A) 2,145,927 Shares held for the account of CPLP, and (B) 2,062,915 Shares held for the account of CPMF.

Item 4(b).      Percent of Class:

                The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 8.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 51,505,987 shares outstanding as of October 31, 2007).

Item 4(c).      Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:
--------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        4,208,842

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           4,208,842

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership  of More than  Five  Percent  on  Behalf of  Another
                Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008                CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                       By: /s/ Mark D. Lerner
                                           ----------------------------
                                       Name:  Mark D. Lerner
                                       Title: Vice President



Date: February 14, 2008                MARK D. LERNER


                                       /s/ Mark D. Lerner
                                       --------------------------------



Date: February 14, 2008                TRACI LERNER


                                       /s/ Traci Lerner
                                       --------------------------------

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A.  Joint  Filing  Agreement,  dated February 14, 2008 by and among  Chesapeake Partners Management Co., Inc., Mark D. Lerner
    and Traci Lerner...............................................      9

                                                               Page 9 of 9 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Theravance, Inc. dated as of February 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2008                 CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                           --------------------
                                        Name: Mark D. Lerner
                                        Title:   Vice President



Date: February 14, 2008                 MARK D. LERNER

                                        /s/ Mark D. Lerner
                                        -----------------------




Date: February 14, 2008                 TRACI LERNER

                                        /s/ Traci Lerner
                                        -----------------------